April 30, 2009

Re:	Ingram Micro Inc. Form 10-K: For the Fiscal Year Ended January 3, 2009 Filed March 4, 2009 File No. 001-12203

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig Wilson, Senior Assistant Chief Accountant

Dear Mr. Wilson:

On behalf of Ingram Micro Inc. (the “Company”), I am responding to comments of the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 16, 2009 relating to the above-referenced filing.

I have recited the comments of the Staff in bold type below, and have followed the comments with the response of the Company.  Capitalized terms used but not defined herein have the same meaning as defined in the above-referenced filing.

Form 10-K for the Fiscal Year Ended January 3, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 35

1.
Your disclosure indicates that increase in cash flows from operating activities is principally attributable to decreases in accounts receivables, inventories, accounts payable and accrued expenses as a result of a lower volume of business due to the overall economic environment.  Tell us your consideration of providing enhanced disclosures that focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.  In this respect, you should consider disclosing in greater detail the underlying reasons for the decreases in accounts receivable, inventories, accounts payable and accrued expenses.  As part of response, please further explain the reasons for the decrease in your accounts receivable during 2008.  In addition, when there has been a material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows.   We refer you to Section IV.B of SEC Release No. 33-8350.

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
April 30, 2009

As a distributor, our business requires significant investment in working capital, particularly accounts receivable and inventory, partially financed by vendor trade accounts payable.  Historically, our net days of working capital have been relatively consistent in a range of 22 to 26 days over the past four years.  For instance, our net days of working capital were 22 days at both January 3, 2009 and December 27, 2007. As a general rule, when sales volumes are decreasing, our net investment in working capital dollars typically declines.

Movements in total accounts receivable balances have the most direct correlation to sales volumes.  We typically have approximately 36 to 38 days sales outstanding.  As such, the year-over-year drop in accounts receivable is not unexpected given the year-over-year decline in fourth quarter sales. While the current economic environment certainly demands a heightened focus on granting of credit to our customer base, the reduction in accounts receivable is not a function of systematic reductions in payment terms to customers or other broad drivers beyond the overall sales volume declines.

Given our focus on managing our overall working capital investment, we similarly reduce our purchasing levels in times of lower demand, which in turn decreases our investment in inventory and our outstanding payables to vendors.  The overall lower inventory and accounts payable levels in 2008 compared to 2007, and the resultant cash flows, are as expected and are not a function of any other broad procedural or other fundamental changes in the business.

We have not experienced a significant change in the trend of our working capital efficiency.  Therefore, in our discussion of our cash flows, we indicated that the decreases in these key elements of our working capital were primarily the result of the lower volume of business and related sales due to the overall economic environment.

In times of growth in the business, the opposite can be expected, as is evidenced by the general trends in our cash flows (growth in accounts receivable, inventory and accounts payable) during the economic and industry growth periods of the few years preceding 2008.  The same can be expected in our future cash flows to the extent we emerge from the current economic downturn into a growth environment.

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
April 30, 2009

Although more focused on the current economic downturn as a backdrop, we addressed these general trends in the overview of our business – specifically, Working Capital and Debt on page 27 of our Form 10-K for the year ended January 3, 2009.  In future filings we will also include, to the extent relevant, an expanded discussion of these factors in our disclosure of liquidity and capital resources.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

Inventories, page 50

2.
We note that inventories are stated at the lower of average cost or market.  Please tell us your consideration of providing additional disclosures to discuss the various classifications of inventory items and the method used for determining the cost.  Refer to paragraph 9 in Chapter 3A of ARB 43 and other disclosures required under Rule 5-02.6 of Regulation S-X.

As a distribution company, our inventory consists solely of finished products purchased from various vendors for resale.  The cost of our products is determined by the price paid, including freight and duties, for inventory  purchased and we do not include labor, overhead or other general and administrative costs in our inventory.  We utilize the average cost method for determining the cost of our inventory. In future filings we will clarify our disclosure to indicate that inventory consists solely of finished goods, the components of cost, and that we utilize the average cost method for determining the cost of our inventory.

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
April 30, 2009

Goodwill, page 50

3.
We note that you consulted with an independent valuation advisor in performing the annual goodwill impairment test.  Please describe the nature and extent of the independent valuation advisors’ involvement in determining the fair value of your reporting units for purposes of the annual goodwill impairment test.

Management utilized a third party valuation firm to assist in its goodwill impairment test.  The valuation firm assisted management in the computational aspects of the preparation of the discounted cash flow models used to value our reporting units.  The valuation firm also assisted in obtaining external data for comparative market analyses and compilation of similar transactions as corroboration of the overall valuation test, as required by Statement of Financial Accounting Standards No. 142. In addition, the valuation firm assisted management in the second step computations and related purchase price allocation of finite lived intangible assets. However, all Company-specific data, assumptions and analytics that were input into the valuation models were prepared by Ingram Micro management, which takes full responsibility for the data and assumptions, the cash flow models, the related analytics, related computations of purchase price allocation, the ultimate results of the valuation work and any indicated impairment that came from that work.

4.
In Item 2, “Overview of our Business”, page 19 of Form 10-Q for the quarter ended September 30, 2008 you disclosed that “We expect (these) competitive pricing pressures and restrictive vendor terms and conditions to continue in the foreseeable future and may be heightened in the relative near term given the severe economic weakness that currently exists in most of the markets in which we operate.” Within your Risk Factors on page 31 you disclose apparently for the first time in 2008, “Our future results of operations may be impacted by the prolonged weakness in the current economic environment which may result in an impairment of our goodwill and/or other long-lived assets.”  While noting severe economic weakness in most of your markets and that if prolonged, may result in goodwill impairment we note that in the immediately following quarter, after disclosing these risks and uncertainties you wrote-off the entire amount of your goodwill, or $742 million.  Explain more fully the relationship of the timing between the 3rd quarter disclosure that the severe prolonged weakness may impact goodwill and the subsequent 4th quarter impairment charge.

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
April 30, 2009

In the first half of 2008, we experienced a revenue decline in Europe, partially attributed to our exit of unprofitable accounts.  We took actions beginning in the second quarter of 2008 to reduce costs to sustain profitability with the lower revenue base.  In the third quarter of 2008, we first experienced a revenue decline in Asia Pacific, which was reflective of the overall weakness in demand in the region in that quarter.  As a result of our cost reduction and containment efforts, we maintained reasonable operating margins, and operating income for the nine months increased 11% over the prior year in the Asia Pacific region.  North America had flat to moderate revenue growth through the third quarter of 2008, which also reflected the overall market demand at the time in that region.  North America did not experience a year-over-year revenue decline until the fourth quarter of 2008 and our Latin American operations continued to show revenue growth through the end of 2008.  Going into the first part of the fourth quarter, industry and general economic indicators were still developing and provided no certainty that the signs of economic weakness would sustain for the long term. Given their recent nature and the lack of other clear micro or macro indicators of a trend, we did not consider the recent revenue declines in two of our regions to be definitive impairment indicators.  However, we believed it was prudent to identify this risk factor in our third quarter Form 10-Q filing to alert investors that, if the decline worsened and continued it could develop into a trend.

As discussed in our 2008 Form 10-K, further developments in the fourth quarter included a drastic decline in the condition of the capital markets generally and a deterioration in overall market sentiment.  Similarly, our market capitalization experienced a significant and sustained decline below book value. Our fourth quarter, which is historically our seasonally strongest, instead saw a substantially larger deterioration in revenues at 13% year-over-year.  Furthermore, as we progressed through the fourth quarter and looked forward to the first part of 2009, our outlook was also rapidly deteriorating, with expected first quarter 2009 revenues down 21% year-over-year.   Although we announced more significant cost reduction actions in the first quarter of 2009, it was apparent as we conducted our impairment test that the deteriorating economic and industry environment was both worse and more sustained than was envisioned during the third quarter of 2008.  These factors were incorporated into our expected discounted cash flows for the income approach as well as in the considerations and assumptions for the market approach in assessing our reporting units’ valuations, which resulted in definitive indications of impairment and our ultimate impairment charge recorded in the fourth quarter.

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
April 30, 2009

5.
When you had determined in the 3rd quarter that severe economic weakness existed in most of your markets tell us why you did not discuss to the extent possible, quantification of the material effect of this known trend, event or uncertainty on your goodwill or results of operations.  Please Refer to Item 303(a) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

As discussed in our response to #4 above and as discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operation in our Form 10-Q for the period ended September 27, 2008, the revenue declines experienced in Europe and Asia Pacific in the third quarter of 2008 were considered to be primarily related to the overall weakness in demand which existed at that time.  However, information available at the time from industry sources as well as from general economic indicators did not lead us yet to conclude that this would be a prolonged decline, and we initiated cost reduction and other actions to improve profitability to offset the impact of the revenue declines realized to date.  As such, we did not have a current indication of impairment nor did we have a reasonable basis to project a potential impairment.  However, we believed it was prudent to identify this risk factor in our third quarter Form 10-Q filing.

Fair Value Measurements, page 52

6.
We note that the carrying amount of your outstanding debt issued pursuant to credit agreements approximate fair value because interest rates over the terms of these instruments approximate the current market interest rates.  Please clarify whether the carrying amounts of your revolving trade accounts receivable-backed financing facilities and senior unsecured term loan approximate fair value of these instruments.  Explain how the fair value of the revolving trade accounts receivable-backed financing facilities are impacted by interest rates dependant on designated commercial paper plus a predetermined range or upon the short-term bank indicator rates for a particular currency.  In addition, tell us how the fair value of the senior unsecured loan is impacted by an interest rate dependant variable margins based on your debt ratings and leverage ratio.

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
April 30, 2009

Our U.S. revolving trade accounts receivable-backed financing facility bears interest at variable rates based on designated commercial paper rates plus a predetermined margin.  The commercial paper rate is variable and resets monthly.  The interest rate of our multi-currency revolving trade accounts receivable-backed financing facility in Asia-Pacific is dependent upon the local short-term bank indicator rate for a particular currency, which also resets regularly.  We believe that the carrying amounts of the outstanding revolving trade accounts receivable-backed financing facilities approximate their fair value because of the revolving nature of the borrowings and because the all-in rate (consisting of variable rates and fixed margin) adjusts regularly to reflect current market rates with appropriate consideration for the Company’s credit profile.

Our $250 million senior unsecured term loan bears interest at a rate based on LIBOR plus a variable margin that is based on our debt ratings and leverage ratio.  The LIBOR rate of this facility resets monthly.  The margin, which is generally fixed, could fluctuate based on the Company’s debt ratings and leverage ratio.  Such adjustments would reflect the Company’s credit profile and would be deemed to result in interest rates materially consistent with available market rates.  As discussed in Note 6 to our consolidated balance sheet in our 2008 Form 10-K, we entered into an interest rate swap agreement for $200 million of the above term loan principal amount, the effect of which was to swap the LIBOR portion for $200 million of the floating-rate obligation for a fixed-rate obligation.  We account for the interest rate swap agreement as a cash flow hedge.  At January 3, 2009, the mark-to-market value of the interest rate swap amounting to $11.8 million was recorded as an increase to our outstanding debt with a corresponding adjustment to other comprehensive loss.  We believe that, at January 3, 2009, the margin related to the unhedged principal of $50 million of the senior unsecured term loan is not material and does not generate a material difference between the loan’s carrying value and its fair value. In future filings we will include expanded discussion on interest rates relating to the term loan as well as our mark-to-market adjustments arising from the related cash flow hedge in this section of the Form 10-K.

Note 6. Long-Term Debt, page 59

7.
For your revolving trade accounts-receivable financing programs please tell us how your disclosure complies with SFAS 140, paragraph 17 and SFAS 156, paragraph 4h.  Please also explain the accounting for the collateral deposits and their classification as cash flows from investing activities.

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
April 30, 2009

We have reviewed the disclosure requirements of SFAS 140 paragraph 17 and SFAS 156 paragraph 4h and believe that the relevant disclosures materially comply with the requirements. In particular, in footnote 7 on pages 59 and 60, we indicate the outstanding balances due under the programs for the U.S. and Asia Pacific trade accounts receivable-backed financing facilities at January 3, 2009.   In addition, for the U.S. facility we indicate that the facility is secured by substantially all the U.S. based trade accounts receivable. We also provide the aggregate available capacity under our trade accounts receivable-based programs based on eligible trade accounts receivable as well as the borrowing capacity used at January 3, 2009. Under the terms of our trade accounts receivable-backed financing facilities, the actual trade accounts receivable required as collateral will generally exceed the outstanding borrowing amount.  Depending on the particular facility, the maximum borrowing capacity represents 85% or less of the value of the required trade accounts receivable collateral. Even if we do not borrow, or choose not to borrow to the full available capacity of certain facilities, almost all of our trade accounts receivable-based financing programs prohibit us from assigning, transferring or pledging the underlying eligible receivables as collateral for other financing programs. At January 3, 2009, the amount of trade accounts receivable which would be restricted in this regard totaled approximately $1,487 million.  In future filings, we will provide the amount of aggregate trade accounts receivable that would be restricted in such manner under these financing programs for the most recent statement of financial position presented.

Collateral deposits of $35 million were related to restricted compensating cash balances that were required to be maintained as collateral for one of the Company’s revolving credit facilities classified as currently payable. In accordance with ASR 148 (203.02.b.), the collateral deposits were excluded from cash and cash equivalents and included in other current assets in our consolidated financial statements. In 2008, the credit facility was amended to no longer require that restricted cash compensating balances be maintained and accordingly the reduction in collateral deposits resulted in an increase to cash and cash equivalents.   In determining the appropriate statement of cash flow classification of the changes in the collateral deposits, the Company noted this balance was akin to a restricted compensating cash balance situation which is viewed similar to investments in marketable securities and included in cash flows from investing activities.

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
April 30, 2009

Note 7. Income Taxes, page 62

8.
Please provide us with the analysis supporting the computation of the tax effect of the goodwill impairment included in the 2008 reconciliation of the U.S. federal income tax rate to the Company’s effective tax rate.

Our reconciliation of the U.S. federal income tax rate of 35% to our effective tax rate includes a $177.1 million reconciling item related to our goodwill impairment.  The reconciling item was computed as follows (in thousands):

Pre-tax goodwill impairment charge taken	$742,653
U.S. federal tax rate	35%
$259,928
Less: Tax Benefit of Deductible goodwill	(82,873)

Reconciliation to U.S. federal tax rate	$177,055

The tax benefit amount represents the tax effect of deductible tax basis the Company acquired related to the goodwill that was impaired in the fiscal year ended January 3, 2009.  $82.1 million benefit of the tax deductible goodwill was the result of several asset acquisitions in the U.S., which resulted in a tax amortizable basis in the acquired goodwill equal to the assigned U.S. GAAP value.  The remaining $0.8 million of tax deductible goodwill relates to asset acquisitions in Canada, the Netherlands and the United Kingdom.  The remaining goodwill impairment was not deductible for U.S. tax purposes, which yielded the $177.1 million reconciling item in the 2008 rate reconciliation.

Note 8. Fair Value Measurements, page 65

9.
Your disclosures indicate that your assets and liabilities measured at fair value on a recurring basis include cash and cash equivalents of $619,463 as of January 3, 2009.  Please reconcile the amount provided in your disclosures with the $763,495 reported in your consolidated balance sheet.  Tell us any other types of investments or instruments included in cash and cash equivalents on your consolidated balance sheet.  In addition, please clarify how you have classified the marketable trading securities in your consolidated balance sheet.

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
April 30, 2009

Our cash and cash equivalents of $763.5 million in our consolidated balance sheet consisted of cash of $144.0 million and cash equivalents of $619.5 million.  The cash equivalents of $619.5 million are comprised of money market accounts and short-term certificates of deposit, in which we invest excess cash on generally an overnight basis.

Our marketable trading securities of $33.1 million, comprised of various mutual funds, are classified in our consolidated balance sheet as other current assets.  This balance relative to our assets and balance sheet taken as a whole was not material to warrant separate disclosure on the face of our balance sheet or in the footnotes.  However, should such balance of marketable trading securities achieve a sufficient level of materiality going forward, we will include appropriate disclosure.

Schedule II – Valuation and Qualifying Accounts, page 74

10.
We note a material increase in the allowance for doubtful accounts charge to expense and deduction in 2008 as well as a material deduction to allowance for sales returns in 2008.  Tell us why MD&A does not address these historical changes or their implications on future liquidity and financial position.  Where this charges represent any known trends, events and uncertainties which are reasonably likely to have a material effect on future results of operations or financial position they should be identified and described in MD&A.  See Item 303(a) of Regulation S-K.

Historically, our losses related to uncollectible accounts have not been significant (less than 0.1% of revenues and less than 2% of selling, general and administrative expenses in each of the last three years).  While the changes in the reserves for allowances for doubtful accounts and for sales returns may have been larger than prior years, the amounts were not considered material to our financial position, results of operations, or an indication of a material change to anticipated trends that would warrant separate discussion in our MD&A.  We have, however, noted the increased risk in this area in our risk factors discussion on page 13.  Our critical accounting policy also cover accounts receivable and related allowances for doubtful accounts on page 28 of our Form 10-K.

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
April 30, 2009

* * * * *

Please feel free to call Lily Arevalo at (714) 382-2018 or the undersigned at (714) 382-3189, with any questions regarding these filings or the Company’s response.

Sincerely,

/s/ Larry C. Boyd
Larry C. Boyd Senior Vice President, Secretary and General Counsel

cc:
Morgan Youngwood (SEC)
Randal S. Vallen (PricewaterhouseCoopers)
Greg Njoes (PricewaterhouseCoopers)
Alan Denenberg (Davis Polk & Wardwell)
Gregory M.E. Spierkel (Ingram Micro)
William D. Humes (Ingram Micro)
Michael Zilis (Ingram Micro)
Lily Y. Arevalo (Ingram Micro)